UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

THE GREENBRIER COMPANIES, INC.

(Name of Subject Company (Issuer))

THE GREENBRIER COMPANIES, INC.

(Name of Filing Person (Offeror))

2.375% Convertible Senior Notes due 2026	393657AC5 and 393657AD5
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Martin R. Baker

Senior Vice President, Chief Compliance Officer & General Counsel

One Centerpointe Drive, Suite 200

Lake Oswego, OR 97035

(503) 684-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive

Seventeenth Floor

(714) 668-6264

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,724,000	$9,237.56

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.375% Convertible Senior Notes due 2026 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of April 15, 2013, there was $67,724,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $67,724,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value. The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 15, 2013 (the “Original Schedule TO”), with respect to the Indenture, dated as of May 22, 2006 (the “Indenture”), The Greenbrier Companies, Inc., a Oregon corporation (the “Company”), the guarantors named therein and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), for the Company’s 2.375% Convertible Senior Notes due 2026 (the “Notes”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Put Right Notice for 2.375% Convertible Senior Notes due 2026, dated April 15, 2013 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 reports the final results of the Put Option and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO and the Put Option remain unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or in the Put Option. You should read this Amendment No. 1 together with the Schedule TO and the Put Option.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby supplemented as follows:

The Put Option expired at 5:00 p.m., Eastern Time, on May 13, 2013. The Company was advised by U.S. National Bank Association, the trustee and paying agent, that Notes in an aggregate principal amount of $52.9 million were validly surrendered and not validly withdrawn pursuant to the Put Option. The Company has accepted for purchase all such Notes. The purchase price of the Notes surrendered pursuant to the Put Option was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, May 15, 2013. Accordingly, the aggregate purchase price for all Notes validly tendered for purchase pursuant to the Put Option is $53.5 million, which includes $52.9 million for payment of the aggregate principal amount and $0.6 million for payment of accrued and unpaid interest. The Company expects that the settlement date for the Put Option will be May 16, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREENBRIER COMPANIES, INC.

By:	/s/ Mark J. Rittenbaum
Name:	Mark J. Rittenbaum
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: May 15, 2013